Exhibit 2.2

JOKI HOLDING AG

and

INVITEL TÁVKÖZLÉSI SZOLGÁLTATÓ ZRT.

AMENDMENT AGREEMENT

relating to the agreement for the sale and purchase

of a majority of the issued share capital of

MEMOREX TELEX COMMUNICATIONS AG

29 February 2008

AMENDMENT AGREEMENT

dated 29 February 2008

(this Amendment Agreement)

PARTIES:

1.	JOKI Holding AG	A company constituted under Swiss Law, registered with the commercial register of Kanton Zug under firm no. CH-020.3.005.028-9, with its seat in Zug and business address at Neugasse 7, 6300 Zug, Switzerland

(the Seller)

2.	Invitel Távközlési Szolgáltató Zrt.	A company constituted under Hungarian Law, registered under firm no. Cg. 13-10-040575 , with its seat in Budaörs and business address at Puskás Tivadar u. 8-10., 2040 Budaörs, Hungary

(the Purchaser)

(each a Party and together the Parties)

WHEREAS:

(A)	The Seller and the Purchaser entered into a share purchase agreement, dated December 20, 2007 (the SPA), relating to the transfer of 95.65 % of the shares of Memorex Telex Communications AG, an Austrian company with its registered seat at Ortsstraße 24, A-2331 Vösendorf, Austria (the Company).

(B)	Section 4.1(e) of the SPA requires the Seller to provide the Purchaser with an amendment agreement with respect to the Vodafone Contract (as defined in the SPA) substantially in the form set out in Schedule 14 to the SPA). As the Seller has not fully fulfilled the condition precedent set forth under Section 4.1(e), the Purchaser has agreed to waive such condition precedent (the Vodafone Waiver) subject to the amendment of the SPA in accordance with the terms and subject to the conditions set forth in this Amendment Agreement.

(C)	In order to reflect (i) the Vodafone Waiver and (ii) certain facts and circumstances relating to the transactions contemplated by the SPA which have come to light following the date of the SPA, the Parties hereby wish to amend the terms of the SPA.

IT IS AGREED:

1. INTERPRETATION

Except where the context requires otherwise, terms defined in the SPA have the same meanings when used in this Amendment Agreement, and Clause 2 of Schedule 7 of the SPA apply to this Amendment Agreement mutatis mutandis.

2. ACQUISITION PRICE

2.1 The Acquisition Price is hereby reduced by EUR 250,000 to EUR 30,050,600 (thirty million fifty thousand and six hundred Euros).

2.2 The provisions of Clause 2.2 of the SPA are hereby deleted in their entirety and replaced with the following provisions:

“On Closing, and subject to the satisfaction or waiver (by the Party or Parties entitled to such waiver) of all Conditions Precedent and concurrently with the occurrence of the closing events provided under Schedule 5, the Purchaser shall pay:

(a)	EUR 11,080,617.81 (eleven million eighty thousand six hundred seventeen Euros and eighty-one Cents) to the Seller, representing the Closing Purchase Price;

(b)	EUR 3,062,525.50 (three million sixty-two thousand five hundred twenty-five Euros and fifty Cents) to 47,10 North, representing the 47,10 North Share Purchase Price and in order to satisfy the Seller’s payment obligation under the 47,10 North SPA;

(c)	EUR 997,876.53 (nine hundred ninety-seven thousand eight hundred seventy-six Euros and fifty-three Cents) representing the Designated Shareholders Purchase Price and in order to satisfy the Seller’s payment obligation under the Designated Shareholders SPA;

(d)	EUR 12,120,240 (twelve million one hundred twenty thousand two hundred forty Euros) to the Holdback Escrow Agent representing the Holdback Escrow Amount to be held and released in accordance with the terms and conditions of the Holdback Escrow Agreement;

(e)	EUR 1,750,000 (one million seven hundred and fifty thousand Euros) to the Company in order to satisfy the Seller’s payment obligation towards the Company under the Joki Loans; and

(f)	EUR 1,039,340.16 (one million thirty-nine thousand three hundred and forty Euros and 16 Cents) to the Company, representing an amount equivalent to the SH Loans in order to satisfy the payment obligations of certain shareholders towards the Company under the SH Loans and an obligation of the Seller towards such shareholders to procure the repayment of the SH Loans.”

2.3 The definition of “47,10 North Share Purchase Price” in Schedule 7 Part A sub-section 1 (Definitions) of the SPA is hereby deleted in its entirety and replaced with the following provision:

“47,10 North Share Purchase Price means the price paid by the Seller for the 737,100 Shares representing 20.25% of the shareholding in the Company held by 47,10 North, being the amount of EUR 6,352,420.54 (six million three hundred fifty-two thousand four hundred twenty Euros and fifty-four Cents) and representing the same price per Share paid to the Seller for the Closing Sale Shares. The 47,10 North Share Purchase Price, less deductions made for (i) the Holdback Escrow Amount 47,10 Portion and (ii) the amount of EUR 259,835.04 (two hundred and fifty-nine thousand eight hundred and thirty-five Euros and four Cents) representing that part of the SH Loans payable by 47,10 North to the Company, shall be paid from the Acquisition Price by the Purchaser to 47,10 North on behalf of the Seller and shall be deducted from the purchase price otherwise payable by the Purchaser to the Seller for the Closing Sale Shares;”

2.4 The definition of “Designated Shareholders Purchase Price” in Schedule 7 Part A sub-section 1 (Definitions) of the SPA is hereby deleted in its entirety and replaced with the following provision:

“Designated Shareholders Purchase Price means the price paid by the Seller for the 114,660 Shares representing a 3,15% shareholding in the Company held by the Designated Shareholders, being the aggregate amount of EUR 997,876.53 (nine hundred ninety-seven thousand eight hundred seventy-six Euros and fifty-three Cents). The Designated Shareholders Purchase Price shall be paid from the Acquisition Price by the Purchaser to the Designated Shareholders on behalf of the Seller and shall be deducted from the purchase price otherwise payable by the Purchaser to the Seller for the Closing Sale Shares;”

3. AGREED PROCEDURES

3.1 Within 25 Business Days following the Closing Date, the Parties hereby agree to jointly appoint PricewaterhouseCoopers (Hungary) (or, if such firm is unable or unwilling to act in such capacity in the absence of agreement between the Parties (acting reasonably), such other internationally renowned “Big Four” accounting firm appointed by the Secretary General of the International Court of Arbitration of the International Chamber of Commerce) (the Independent Accountants) to perform Agreed-upon Procedures Regarding Financial Information under ISRS 4400 (the Agreed Procedures) for the purpose of determining the consolidated foreign exchange gain or loss on loans for the Company for the 12 months ended 31 December 2007. The costs of the Independent Accountants for performing the Agreed Procedures and issuing the Agreed Procedures Report as set out herein shall be borne by the Seller and the Purchaser equally. The report issued by the Independent Accountants in connection with the Agreed Procedures (the Agreed Procedures Report) shall set forth the “Net Consolidated Foreign Exchange Differential” which shall be calculated as follows:

(a) consolidated foreign exchange gains on loans for the Company for the 12 months ended 31 December 2007 which were included in the calculation of EBITDA by the Company in its consolidated management accounts for such Period;

plus

(b) consolidated foreign exchange losses on loans for the Company for the 12 months ended 31 December 2007 which were included in the calculation of EBITDA by the Company in its consolidated management accounts for such period (for the avoidance of doubt, this number shall always be either zero or a negative number).

The Parties agree to jointly instruct the Independent Accountants to provide one original of the Agreed Procedures Report to each of the Parties, in each case immediately upon finalization of such Agreed Procedures Report.

3.2 If the Agreed Procedures Report states that there was a positive Net Consolidated Foreign Exchange Differential, the Acquisition Price shall be decreased by an amount equal to 5.5 times the Net Consolidated Foreign Exchange Differential (the Decrease Amount). For example, if the Agreed Procedures Report states that there was a positive Net Consolidated Foreign Exchange Differential of EUR 1,000,000, the Decrease Amount shall be equal to EUR 5,500,000. Any decrease in the Acquisition Price pursuant to this Clause 3.2 shall be settled in accordance with Clause 3.4 of this Amendment Agreement.

3.3 If (i) the Agreed Procedures Report states that there was a negative Net Consolidated Foreign Exchange Differential and (ii) the consolidated EBITDA for the Company for the 12 months ended 31 December 2007 was equal to EUR 16,800,000 or higher, the Acquisition Price shall be increased by an amount equal to -5.5 times the Net Consolidated Foreign Exchange Differential (the Increase Amount). For example, if the Agreed Procedures Report states that there was a negative Net Consolidated Foreign Exchange Differential EUR -1,000,000, the Increase Amount shall be equal to EUR 5,500,000. Any increase in the Acquisition Price pursuant to this Clause 3.3 shall be settled in accordance with Clause 3.5 of this Amendment Agreement.

3.4 Any decrease in the Acquisition Price in accordance with Clause 3.2 shall be settled through an immediate release of an amount equal to the Decrease Amount to the Invitel Account (as defined in the Escrow Agreement) in accordance with the terms of the Escrow Agreement. For the avoidance of doubt, the recovery by the Purchaser of any Decrease Amount pursuant to the terms of this Amendment Agreement shall not be subject to any of the limitations set out in Schedule 2 of the SPA.

3.5 In the event that the Agreed Procedures Report states that there was a negative Net Consolidated Foreign Exchange Differential, the Purchaser shall within 25 (twenty five) Business Days upon receipt of the Agreed Procedures Report pay (i) 75% of the Increase Amount to the Seller’s Bank Account and (ii) 25% of the Increase Amount to the 47,10 North Bank Account, unless Seller notifies Purchaser of different bank account details to which such payments are to be made no later than 2 (two) Business Days after receipt of the Agreed Procedures Report. Any such payment shall be made in immediately available funds by way of electronic transfer.

4. COUNTERPARTS

This Amendment Agreement may be executed in counterparts and/or by facsimile and shall be effective when each party has executed a counterpart. Each counterpart shall constitute an original of this Amendment Agreement.

5. GOVERNING LAW AND JURISDICTION

The provisions of Clause (Governing Law And Jurisdiction) of the SPA shall apply hereto mutatis mutandis.

SIGNATURE

This Amendment Agreement is signed by duly authorised representatives of the Parties:

SIGNED	)	SIGNATURE:
for and on behalf of	)
JOKI HOLDING AG	)	NAME:

SIGNED	)	SIGNATURE:
for and on behalf of	)
Invitel Távközlési Szolgáltató Zrt.	)	NAME: